PRESS RELEASE                            LIFE SCIENCES RESEARCH, INC.
                                         (OTCBB: LSRI)

                                         PO Box 2360
                                         Mettlers Road
                                         East Millstone, NJ 08875-2360

                                         For Further Information:
                                         Richard Michaelson
                                         Phone:   US: (732) 649-9961
                                         e-mail: LifeSciencesResearch@LSRinc.net


August 8, 2003


                      LSR ANNOUNCES SECOND QUARTER RESULTS

East Millstone, New Jersey, August 8, 2003 - Life Sciences Research, Inc. (OTCBB:LSRI) announced today that revenues for the quarter ended June 30, 2003 were $32.7 million, 14% above the revenues for same period in the prior year of $28.6 million. Excluding the effects of exchange rate movements the increase was 7%. The Company reported net income for the quarter ended June 30, 2003 of $1.9 million, compared with net income of $2.9 million for the quarter ended June 30, 2002. Net income per share for the quarter ended June 30, 2003 was $0.16 compared with a net income of $0.24 in the quarter ended June 30, 2002. Net income included non-cash exchange gains on the conversion of the Company's dollar denominated liabilities including bonds into UK sterling of $2.0 million compared to exchange gains in the same period last year of $3.2 million. In addition, Convertible Capital Bonds of $450 thousand were repurchased or cancelled in the quarter producing a net income of $0.2 million. Excluding that non-cash currency gain, and the gain on the repurchase of the Bonds, Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") was $3.8 million for the second quarter, or 11.7% of revenues, compared with $3.0 million, or 10.6% of revenues, for the same period in the prior year.

Revenues for the six months ended June 30, 2003 at $64.6 million were 18% above the revenues for the same period in the prior year of $54.7 million. Excluding the effect of exchange rate movements, the increase was 9%. The Company reported net income for the six months ended June 30, 2003 of $1.5 million compared with a net loss of $0.4 million in the six months ended June 30, 2002. The income per share for the six months ended June 30, 2003 was $0.13 compared with a loss of $0.04 in the six months ended June 30, 2002. Net income included non-cash exchange gains on the conversion of the Company's dollar denominated liabilities including bonds into UK sterling of $1.1 million compared to exchange gains in the same period last year of $2.1 million. In addition, there was Other income in 2003 of $0.6 associated with the repurchase of Convertible Capital Bonds. Other income in the prior year was offset by merger/offer costs of $1.5 million. Excluding these Other income items, EBITDA was $7.6 million for the first half of the year, or 11.7% of revenues, compared with $5.1 million, or 9.3% of revenues, for the same period in the prior year.

Brian Cass, LSR's President and Managing Director said "We're proud to report another quarter of steadily improving results. Revenue, operating profit, and net income from operations are all ahead sequentially and compared to prior year. First half revenue, adjusted for exchange rate movements, is 9% above prior year, despite some study cancellations and delays. Operating profits during that same period more than doubled, benefiting from economies of scale and attention to expenses."

Andrew Baker, LSR's Chairman and CEO, said "This quarter marks another financial milestone for LSR, getting down to a 4.8 multiple of trailing annual EBITDA to total debt minus cash. With our growing margins, solid cash position, and reduced debt levels over the last few quarters, we're pleased to be moving in the right direction. We're committed to remaining focused on continued improvement in this important metric in the coming one to two years."

Life Sciences  Research,  Inc. is one of the world's leading  Contract  Research
Organizations providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the USA's Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in LSR's Registration Statement on Form S-1, dated July 12, 2002, and the Company's Form 10-K for the fiscal year ended December 31, 2002, each as filed with the US Securities and Exchange Commission.


                              - tables to follow -



                           Life Sciences Research Inc.
                             Statement of Operations
                  (amounts in thousands, except per share data)


                                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        Three months ended                 Six months ended
                                                              June 30                          June 30
                                                             Unaudited                        Unaudited
(Dollars in thousands, except per share data)              2003             2002            2003             2002

Net revenues                                            $32,663          $28,590         $64,564          $54,725
Cost of revenue                                        (25,442)         (23,069)        (50,815)         (44,665)
                                                   ------------    ------------      -------------   -------------
Gross profit                                              7,221            5,521          13,749           10,060
Selling , general and administrative expenses           (5,527)          (4,375)        (10,448)          (8,727)
                                                   -------------     ------------    ------------    -------------
Operating income                                          1,694            1,146           3,301            1,333
Interest income                                              23               27              39               33
Interest expense                                        (1,444)          (1,524)         (3,152)          (3,151)
Other income                                              2,179            3,241           1,729              618
                                                   ------------    ------------      -------------   -------------
Income/(loss) before income taxes                         2,452            2,890           1,917          (1,167)
Income tax (expense)/benefit                              (592)               26           (415)              768
                                                   ------------    ------------      -------------   -------------
Net income/(loss)                                        $1,860           $2,916          $1,502           $(399)
                                                   -------------     ------------    ------------    -------------
                                                   -------------     ------------    ------------    -------------
Net income/(loss) per common share
- Basic                                                   $0.16            $0.24           $0.13          $(0.04)
- Diluted                                                 $0.15            $0.24           $0.12          $(0.04)

Weighted average common shares outstanding
- Basic     (000's)                                      11,932           11,932          11,932            9,428
- Diluted  (000's)                                       12,244           12,053          12,754            9,428



                           Life Sciences Research Inc.
                             Statement of Operations
                  (amounts in thousands, except per share data)


(Dollars in thousands)                                                   June 30,           December 31,
                                                                           2003                  2002
                                                                         Unaudited             Audited

ASSETS
Current assets:
Cash and cash equivalents                                                 $10,645                $14,644
Accounts receivable, net of allowance of $415 and $287 in
    2003 and 2002 respectively                                             20,349                 20,176
Unbilled receivables                                                       10,873                  9,108
Inventories                                                                 1,619                  1,556
Prepaid expenses and other current assets                                   2,897                  3,075
                                                                  ----------------       ----------------
Total current assets                                                      $46,383                $48,559
                                                                  ----------------       ----------------

Property and equipment, net                                                96,358                 94,574
Investments                                                                   245                    248
Unamortized capital bonds issue costs                                         479                    563
Deferred income taxes                                                       4,668                  4,466
                                                                  ----------------       ----------------
Total assets                                                             $148,133               $148,410
                                                                  ----------------       ----------------
                                                                  ----------------       ----------------
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                           $9,669                 $8,574
Accrued payroll and other benefits                                          1,867                  1,773
Accrued expenses and other liabilities                                     12,952                 12,990
Fees invoiced in advance                                                   24,202                 26,066
                                                                   ---------------       ----------------
Total current liabilities                                                 $48,690                $49,403
                                                                   ---------------       ----------------
Long-term debt                                                             83,192                 83,717
Related party loans                                                             -                    358
Pension liabilities                                                        17,492                 17,712
Deferred income taxes                                                       5,648                  5,024
                                                                   ---------------       ----------------
Total liabilities                                                        $155,022               $156,214
                                                                   ---------------       ----------------
Commitments and contingencies
Shareholders' equity/(deficit)
Voting Common Stock, $0.01 par value.  Authorized 50,000,000
Issued and outstanding at June 30, 2003: 11,932,338 (December
31, 2002: 11,932,338)                                                         119                    119
Non-Voting Common Stock, $0.01 par value.  Authorized 5,000,000                 -                      -
Issued and oustanding: None
Preferred Stock, $0.01 par value.  Authorized 5,000,000                         -                      -
Issued and outstanding: None
Paid in capital                                                            75,098                 75,098
Less Promissory notes for the issuance of common stock                      (636)                  (684)
Accumulated comprehensive loss                                           (19,211)               (18,576)
Accumulated deficit                                                      (62,259)               (63,761)
                                                                   ---------------       ----------------
Total shareholders' equity /(deficit)                                    $(6,889)               $(7,804)
                                                                   ---------------       ----------------
Total liabilities and shareholders' equity /(deficit)                    $148,133               $148,410
                                                                   ---------------       ----------------